RAIT Financial Trust

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104

August 4, 2008

Via EDGAR and FACSIMILE TRANSMISSION (202) 772-9209

Attn: Ms. Stacie D. Gorman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-3

(File No. 333-152351) of

RAIT Financial Trust (the “Company”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, the Company hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement on Form S-3 to Wednesday, August 6, 2008 at 4:00 p.m., or as soon thereafter as practicable.

Since the Registration Statement is filed as a shelf registration statement under Rule 415 of the Securities Act of 1933, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

In requesting acceleration of effectiveness of the registration statement, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RAIT Financial Trust

By:	/s/ Raphael Licht
Name:	Raphael Licht
Title:	Chief Administrative Officer and Chief Legal Officer

cc:	Tom Kluck
Legal Branch Chief
(Securities and Exchange Commission)

J. Baur Whittlesey, Esq.
(Ledgewood, P.C.)